Rondeivu Securities LLC

Financial Statement
with Report of Independent Registered Public Accounting Firm
For the period from April 4, 2023 (Date of Registration) to December 31, 2023

Created by Rondeivu Securities LLC – February 28, 2024

Rondeivu Securities LLC
354 Pequot Avenue
Southport, CT 06890

Rondeivu Securities LLC

TABLE OF CONTENTS

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SEC FILE NUMBER
8-70931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/04/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rondeivu Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

354 Pequot Avenue
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Powell	917-691-7233	rob.powell@rondeivu.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ashmore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rondeivu Securities LLC, as of 2/27, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESLIE PEREZ-VENTURA
Notary Public
Connecticut
My Commission Expires Dec 31, 2027

Notary Public

Signature: Mike Ashmore

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rondeivu Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rondeivu Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rondeivu Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rondeivu Securities, LLC's management. Our responsibility is to express an opinion on Rondeivu Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rondeivu Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Rondeivu Securities, LLC's auditor since 2024.
Walnut Creek, California
February 20, 2024

Rondeivu Securities LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS		
Current Assets		
Bank Accounts		
FINRA Flex-Funding Acct (5343)	$	195
JPMorgan Checking (3108)	$	55,600
Rondeivu Bank Account		
Securities Cash Acct (1985)	$	50,000
Total Bank Accounts	**$**	**105,795**
Accounts Receivable		
Accounts Receivable (A/R)	$	-
Total Accounts Receivable	**$**	**-**
Other Current Assets		
Prepaid expenses	$	2,863
Uncategorized Asset		
Total Other Current Assets	**$**	**2,863**
Total Current Assets	**$**	**108,658**
TOTAL ASSETS	**$**	**108,658**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	$	62,937
Total Accounts Payable	**$**	**62,937**
Other Current Liabilities		
Accrued Liabilities	$	-
Total Other Current Liabilities	**$**	**-**
Total Current Liabilities	**$**	**62,937**
Total Liabilities	**$**	**62,937**
Equity		
Member's Capital	**$**	**45,721**
TOTAL LIABILITIES AND EQUITY	**$**	**108,658**

1. Nature of Activities

Rondeivu Securities LLC (the "Company") is a broker-dealer and registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") on April 4, 2023. The Company was organized under the laws of the State of Connecticut on March 18, 2022. The Company is 100% owned by Rondeivu Inc. (the 'Parent'), and operates in Southport, Connecticut. As a securities broker-dealer, the Company provides services related to the private placements of securities for customers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. For the period ending December 31, 2023, the Company maintained two banks accounts and has no investments in securities. At December 31, 2023, the Company's cash did not exceed the Federal Deposit Insurance Company's limit of $250,000.00 per financial institution.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to examinations by major tax jurisdictions since inception.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the

performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. In the case of the Company, the promised good or service is access to the Rondeivu platform that facilitates private market transactions. The services that are provided with access to the platform, include legal tech and oversight, regulatory KYC and AML processes, streamlined information sharing, syndication, closing, and capital call services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility, investment trends, or the judgment and actions of third parties.

Placement Agent Fees and Commissions
Company revenue consists of retainer fees and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided using the Rondeivu platform. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones. For the period ended December 31, 2023, 100% of revenue were retainer fees paid by two customers.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 as of December 31, 2023. The Company has not had a need to separately present contract liabilities in 2023.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to commissions earned for capital raised for private placements on a best-efforts basis. Deferred revenue was $0 as of December 31, 2023.

4. Related Party Transactions

On November 1, 2023, the Company entered into an amended expense sharing agreement with the Parent. The Parent provides administrative services, office facilities and salaries for persons associated with the Broker-Dealer who are employees of the Parent. The Company has no obligation to reimburse or compensate the Parent and is not subject to any lease agreements.

Between June 1, 2023 and November 1, 2023, the Company had an expense sharing agreement with the Parent that required the Company to be responsible for reimbursement to the Parent for any expenses that were a direct obligation of the broker-dealer. Under this agreement the Parent also provided administrative services, office facilities and salaries for persons associated with the Broker-Dealer who are employees of the Parent. Amounts for the 5-month period are below. A total of $90,036 in expenses were reimbursed by the Broker Dealer to the Parent.

June 2023	$25,204
July 2023	$25,234
August 2023	$28,232
September 2023	$ 6,098
October 2023	$ 5,268
	$90,036

Prior to June 1, 2023, the Company had an expense sharing agreement with the Parent that was the same as the present agreement with the Parent that was entered into on November 1, 2023.

During the months ending April 30, May 31, November 30, and December 31 the Parent and Company agreed to convert payables due to the Parent from the Company to additional paid-in-capital in lieu of repayment. Amounts listed below. Total capital contributions during these periods were $52,063.

April 2023	$19,110
May 2023	$21,529
November 2023	$ 5,822
December 2023	$ 5,600
	$52,063

Expenses were recorded on the Statement of Operations. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

On October 1, 2023, the Company entered into revised a Platform License Agreement with the Parent for use of the SaaS platform owned by the Parent that enables the Company to provide the services related to the private placements of securities. Payables related to license fees with the Parent totaled $50,000 as of December 31, 2023.

Prior to October 1, there was a Platform License Agreement with the Parent that was in entered into on March 24, 2023 for the use of the SaaS platform owned by the Parent that enables the Company to provide the services related to the private placements of securities. On September 29, 2023, $38,226 was due to the Parent by the Company, which was paid during the year.

Prior to registration of the Company, the Parent contributed $115,000 to the Company on January 10, 2023. During 2022, total capital contributions contributed by the Parent was $85,000.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less that $7,867 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1. As of December 31, 2023, the Company’s excess net capital was $34,796.

6. Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional, material subsequent events to disclose.

7. Commitments and Contingencies

As of December 31, 2023, the Company had no material commitments or contingencies to report.

8. Management Plan

During this first year of operations, the Company incurred a net loss. Management of the Company has the intent and ability to fund the Company over the next 12 months as needed.